FILED BY NOKIA CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ALCATEL-LUCENT

FILE NO. 001-11130

Nokia and China Huaxin sign memorandum of understanding to create new joint venture combining Nokia China and Alcatel-Lucent Shanghai Bell

Nokia Corporation

August 28, 2015

Stock Exchange Release

Nokia and China Huaxin sign memorandum of understanding to create new joint venture combining Nokia China and Alcatel-Lucent Shanghai Bell

Beijing, China – Nokia and China Huaxin Post & Telecommunication Economy Development Center (“China Huaxin”) have signed a memorandum of understanding (“MoU”) today confirming their intention to combine Nokia’s telecommunications infrastructure businesses in China (“Nokia China”) and Alcatel-Lucent Shanghai Bell (“ASB”) into a new joint venture. As agreed under the MoU, Nokia expects to hold 50% plus one share in the new joint venture, with China Huaxin holding the remaining shares. Fair value compensation would be received for the contribution of relevant assets to the joint venture.

The new joint venture is conditional on and would be formed after the closing of Nokia’s planned combination with Alcatel-Lucent, at which point Nokia would own 50% plus one share of ASB. The new joint venture is expected to be a strong national asset based in China capable of delivering value for both parties. Nokia China and ASB are leaders in the Chinese telecommunications infrastructure market and both are long-standing contributors to the development of China and innovation in the country.

The new joint venture is planned to operate under the English name of Nokia Shanghai Bell and would be registered in the China (Shanghai) Pilot Free Trade Zone. The new joint venture would have one board of directors, one management team, unified customer and business functions, and one integrated product portfolio and R&D platform.

Rajeev Suri, President and CEO of Nokia Corporation, said: “Today’s agreement demonstrates Nokia’s deep commitment to China. Together with China Huaxin, Nokia will be in an excellent position to support strategic initiatives of the Chinese government such as “Internet Plus” and provide a strong link between Europe and China. We look forward to joining with China Huaxin and ASB to drive innovation for customers in China and to help accelerate the country’s shift to an innovation-driven economy. With this MoU now in place, we will also work closely with our new partners to make the case for swift approval of the proposed combination between Nokia and Alcatel-Lucent by the appropriate Chinese authorities.”

Yuan Xin, Chairman, China Huaxin, said: “We are pleased to have signed this agreement with Nokia, and firmly believe the proposed combination would reinforce our companies’ presence in China. By bringing these two entities together, the new company would possess greater capacity for innovation and outstanding R&D capabilities, delivering benefits to our customers and shareholders alike.”

As agreed in the MoU, Nokia and China Huaxin will negotiate the final terms of how the new joint venture would be created. A deadlock mechanism exists within the MoU to ensure final agreement is reached between Nokia and China Huaxin regarding the terms of transfer and valuation of all relevant assets. This mechanism would deliver a resolution if definitive agreement has not been reached within nine months after completion of Nokia’s proposed combination with Alcatel-Lucent.

Until the closing of the proposed combination between Nokia and Alcatel-Lucent, Nokia China and ASB will continue to operate as two independent companies.

About Nokia

By focusing on the human possibilities of technology, Nokia embraces the connected world to help people thrive. Our three businesses are leaders in their fields: Nokia Networks provides broadband infrastructure, software and services; HERE provides mapping, navigation and location intelligence; and Nokia Technologies provides advanced technology development and licensing. http://www.nokia.com

About Huaxin

China Huaxin Post & Telecommunication Economy Development Center (“China Huaxin”) is an industrial investment company that seeks long-term commercial growth opportunities in the Information and Communications Technologies (ICT) sector. China Huaxin has extensive global operations and international investment experience. China Huaxin aspires to be a competitive global industry holding group that creates long-term value for its stakeholders and for society as a whole by nurturing and advancing technology innovation in the Information Industry.

About Nokia China

Nokia China provides telecom infrastructure software, hardware and services to leading mobile operators in China. It has four R&D innovation hubs, two manufacturing facilities and one service delivery center, as well as offices across the country. In 2014, Nokia received the People’s Republic of China Friendship Award and the Marco Polo Award.

About Alcatel-Lucent Shanghai Bell

Alcatel-Lucent Shanghai Bell (ASB) provides end-to-end telecommunication solutions and high-quality services to customers in China and worldwide. It has a 30-year history in China and represents the first foreign investment joint venture in China’s high-tech sector. ASB’s extensive sales and service networks cover all the provinces of China and more than 50 countries worldwide. ASB also hosts an Alcatel-Lucent University campus in its Shanghai location. www.alcatel-sbell.com.cn

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements that reflect Nokia’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “expect,” “will” and similar expressions. These forward-looking statements include statements relating to the expected transaction between Nokia and Huaxin, the structure and the terms of such transaction, the expected timing of such transaction, the timing of closing of the proposed transaction between Nokia and Alcatel Lucent and satisfaction of the related conditions precedent, including regulatory conditions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include the ability of Nokia and Huaxin to reach an agreement on definitive documentation with respect to a new joint venture, their ability to combine ASB and Nokia China, the ability of Nokia and Alcatel Lucent to obtain the necessary regulatory approvals and consummate the pending transaction between these companies.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel-Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel-Lucent have filed with the SEC. Any forward-looking statements made in this release are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This release relates to the proposed public exchange offer by Nokia to exchange all of common stock and convertible securities issued by Alcatel-Lucent for new ordinary shares of Nokia. This release is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, all of common stock and convertible securities of Alcatel-Lucent, nor is it a substitute for the Tender Offer Statement on Schedule TO or the Preliminary Prospectus / Offer to Exchange included in the Registration Statement on Form F-4 (the “Registration Statement”), a preliminary draft of which was filed by Nokia with the SEC on August 14, 2015, the Solicitation / Recommendation Statement on Schedule 14D-9 to be filed by Alcatel-Lucent with the SEC, the listing prospectus of Nokia to be filed by Nokia with the Finnish Financial Supervisory Authority or the offer document (note d’information) to be filed by Nokia with, and which will be subject to the review of, the AMF or the response document (note en réponse) to be filed by Alcatel-Lucent with the AMF (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The proposed exchange offer will be made only through the Exchange Offer Documents.

The making of the proposed exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer. Other than the preliminary draft of the Registration Statement, the Exchange Offer Documents have not yet been filed with appropriate regulators, including the SEC. The tender offer will be made only through the Exchange Offer Documents.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED EXCHANGE OFFER.

The information contained in this release must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Nokia and Alcatel-Lucent do not accept any responsibility for any violation by any person of any such restrictions.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel-Lucent with the SEC, as applicable, are or will be available free of charge at the SEC’s website (www.sec.gov).

Once the public exchange offer has been filed by Nokia and approved by the AMF, Nokia’s offer document (note d’information) and Alcatel’s response document (note en réponse), containing detailed information with regard to the exchange offer, will be available on the websites of the AMF (www.amf-france.org), Nokia (www.nokia.com) and Alcatel-Lucent (www.alcatel-lucent.com).

Media Enquiries

Nokia China

Ada Wang

Tel.: +86 10 58965204

Email: ada.y.wang@nokia.com

Nokia Communications

Tel.: +358 0 10 448 4900

Email: press.services@nokia.com

Brunswick Group, China

Tel.: +86 10 59608637

Email: mediacn@brunswickgroup.com

Brunswick Group, London

Tel.: +44207 404 5959

4